RECEIVED

2006 JUL -6 P 5:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor



06014947

6 July 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

82-4518

Dear Sir / Madam

Centrica plc
CENTRICA PLC EXECUTIVE DIRECTOR SHARE INTEREST DECLARATION

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

dlw 7/10

6 July 2006

Centrica plc executive director share interest declaration

Sam Laidlaw, who was appointed chief executive of Centrica plc on 1 July 2006, has disclosed, that, on appointment, he had an interest in 200,000 ordinary shares of $6\ ^{14}/_{81}$ pence each in Centrica plc. These shares were purchased by Mr Laidlaw immediately following the Company's AGM on 19 May 2006.

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

30 June 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*
CENTRICA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) ONLY

3. Name of *person discharging managerial responsibilities/director*
MARK SYDNEY CLARE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
HOLDING IN RESPECT OF MARK SYDNEY CLARE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
ORDINARY SHARES OF 6 14/81 PENCE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
MARK SYDNEY CLARE

8. State the nature of the transaction
EXERCISE OF EXECUTIVE SHARE OPTIONS

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
1,287,020 ORDINARY SHARES

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
0.035%

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
1,287,020 ORDINARY SHARES

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
0.035%

13. Price per *share* or value of transaction
OPTION PRICES 146.6, 224.8 AND 240.05 PENCE PER SHARE

14. Date and place of transaction
29 JUNE 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
106,937 ORDINARY SHARES (Holding following additional sale see below)
0.003%

16. Date issuer informed of transaction
29 JUNE 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N.A.

18. Period during which or date on which it can be exercised
N.A.

19. Total amount paid (if any) for grant of the option
N.A.

20. Description of *shares* or debentures involved *(class* and number)
N.A.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N.A.

22. Total number of *shares* or debentures over which options held following notification
N.A.

23. Any additional information

24. Name of contact and telephone number for queries
CENTRICA INVESTOR RELATIONS 01753 494900
CENTRICA MEDIA RELATIONS 01753 494085

Name and signature of duly authorised officer or *issuer* responsible for making notification
DEREK WOODWARD

DATE OF NOTIFICATION 30 JUNE 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(5) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(6) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(7) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*
CENTRICA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) ONLY

3. Name of *person discharging managerial responsibilities/director*
ROY ALAN GARDNER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
HOLDING IN RESPECT OF ROY ALAN GARDNER

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
ORDINARY SHARES OF 6 14/81 PENCE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
ROY ALAN GARDNER

8. State the nature of the transaction
EXERCISE OF EXECUTIVE SHARE OPTIONS

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
954,979 ORDINARY SHARES

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
0.026%

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
954,979 ORDINARY SHARES

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
0.026%

13. Price per *share* or value of transaction
OPTION PRICE 146.6 PENCE SHARE

14. Date and place of transaction
29 JUNE 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
66,872 ORDINARY SHARES (Holding following additional sale see below)
0.002%

16. Date issuer informed of transaction
29 JUNE 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N.A.

18. Period during which or date on which it can be exercised
N.A.

19. Total amount paid (if any) for grant of the option
N.A.

20. Description of *shares* or debentures involved *(class* and number)
N.A.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N.A.

22. Total number of *shares* or debentures over which options held following notification
N.A.

23. Any additional information

24. Name of contact and telephone number for queries
CENTRICA INVESTOR RELATIONS 01753 494900
CENTRICA MEDIA RELATIONS 01753 494085

Name and signature of duly authorised officer or *issuer* responsible for making notification
DEREK WOODWARD
DATE OF NOTIFICATION 30 JUNE 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(8) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(9) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(10) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*
CENTRICA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) ONLY

3. Name of *person discharging managerial* responsibilities/director
MARK SYDNEY CLARE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
HOLDING IN RESPECT OF MARK SYDNEY CLARE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
ORDINARY SHARES OF 6 14/81 PENCE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
MARK SYDNEY CLARE

8. State the nature of the transaction
SALE

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
800,000 ORDINARY SHARES

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
800,000 ORDINARY SHARES

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
0.022%

13. Price per *share* or value of transaction
273.29p

14. Date and place of transaction
29 JUNE 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
106,937 ORDINARY SHARES
0.003%

16. Date issuer informed of transaction
29 JUNE 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N.A.

18. Period during which or date on which it can be exercised
N.A.

19. Total amount paid (if any) for grant of the option
N.A.

20. Description of *shares* or debentures involved *(class* and number)
N.A.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N.A.

22. Total number of *shares* or debentures over which options held following notification
N.A.

23. Any additional information

24. Name of contact and telephone number for queries
CENTRICA INVESTOR RELATIONS 01753 494900
CENTRICA MEDIA RELATIONS 01753 494085

Name and signature of duly authorised officer or *issuer* responsible for making notification
DEREK WOODWARD

DATE OF NOTIFICATION 30 JUNE 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(11) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(12) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(13) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*
CENTRICA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) ONLY

3. Name of *person discharging managerial responsibilities/director*
ROY ALAN GARDNER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
HOLDING IN RESPECT OF ROY ALAN GARDNER

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
ORDINARY SHARES OF 6 14/81 PENCE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
ROY ALAN GARDNER

8. State the nature of the transaction
SALE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
2,109,410 ORDINARY SHARES

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
0.057%

13. Price per *share* or value of transaction
776,494 at 273.29p and 1,332,916 at 273.137p per share

14. Date and place of transaction
29 JUNE 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
66,872 ORDINARY SHARES
0.002%

16. Date issuer informed of transaction
29 JUNE 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N.A.

18. Period during which or date on which it can be exercised
N.A.

19. Total amount paid (if any) for grant of the option
N.A.

20. Description of *shares* or debentures involved *(class* and number)
N.A.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N.A.

22. Total number of *shares* or debentures over which options held following notification
N.A.

23. Any additional information

24. Name of contact and telephone number for queries

CENTRICA INVESTOR RELATIONS	**01753 494900**
CENTRICA MEDIA RELATIONS	**01753 494085**

Name and signature of duly authorised officer or *issuer* responsible for making notification
DEREK WOODWARD
DATE OF NOTIFICATION 30 JUNE 2006